[LETTERHEAD OF PEPPER, HAMILTON & SCHEETZ LLP]


(215) 981-4193


May 12, 1997


VIA EDGAR
---------

Filing Desk
Securities and Exchange Commission
450 First Street, N.W.
Washington, DC 20549

          Re:  Hagler Bailly, Inc.
               Withdrawal of Registration Statement on Form 8-A


Ladies and Gentlemen:

     On behalf of Hagler Bailly, Inc., a Delaware corporation (the "Company"), we hereby request the withdrawal of the Company's Registration Statement on Form 8-A, registration number 0-22165 (the "Form 8-A"), originally filed on February 21, 1997 (the "Filing Date"), with the Securities and Exchange Commission (the "Commission") pursuant to the Commission's Electronic Data Gathering Analysis and Retrieval system.

     We request this withdrawal because the Company's Registration Statement on Form S-1, registration number 333-22207, did not become effective within 60 days of the Filing Date. We intend to refile the Form 8-A with the Commission prior to the Company's Registration Statement on Form S-1 becoming effective.

     We respectfully request that all questions and comments relating to this matter be directed to the undersigned at the number listed above.


                                        Very truly yours,

                                        /s/ Brian M. Katz
                                        ----------------------
                                        Brian M. Katz


BMK/sln

cc:  The Nasdaq Stock Market
     Henri-Claude Bailly
     David Lyon